Exhibit 12.1
STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED
FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2005		2004		2003		2002		2001
Pre-tax income (loss), as reported	$204,063		$16,233		$204,792		$126,047		$(170,050)
Equity in earnings of investees[1]	19,026		5,205		11,229		9,939		—

Pre-tax income (loss) before adjustment for equity in earnings of equity investees	185,037		11,028		193,563		116,108		(170,050)

Fixed charges:
Interest expense	53,078		63,841		37,245		17,502		14,738
Rentals representing interest	3,810		2,893		4,829		3,468		4,123

Total fixed charges	56,888		66,734		42,074		20,970		18,861

Distributed income of equity investees	9,148		7,255		24,444		1,182		—

Pre-tax income (loss) before equity in earnings of investees plus fixed charges and distributed income of equity method investees	$251,073		$85,017		$260,081		$138,260		$(151,189)

Ratio of earnings to fixed charges	4.4	x	1.3	x	6.2	x	6.6	x	[2]

[1]	Equity in earnings of investees is in respect of those investments that are investment companies or similar equity method investees and, as such, are included as part of investment income on the consolidated statements of income.

[2]	Due to the Company’s loss for the year ended December 31, 2001, the ratio coverage was less than 1:1. Additional earnings of $170,050 would have achieved a coverage ratio of 1:1.